Item 77.C.	Matters Submitted to a Vote of Security Holders

		Morgan Stanley Technology Fund

At a Special Meeting of Shareholders held on May 11, 2010, shareholders approved an Agreement and Plan of Reorganization under which the assets and liabilities of Morgan Stanley Technology Fund were transferred to Invesco Technology Sector Fund.

For		6,314,114.756
Withhold	312,205.943
Abstain		415,945.811